[Dechert Letterhead]

December 15, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Registration Statement of Fidelity Rutland Square Trust II on Form N-1A

Ladies and Gentlemen:

On behalf of Fidelity Rutland Square Trust II (the “Trust”),  attached for electronic filing via the EDGAR system is the Trust’s initial registration statement on Form N-1A under the Investment Company Act of 1940 and the Securities Act of 1933 (“Registration Statement”).  The Trust is also filing its Notification of Registration on Form N-8A concurrently with this filing.  The purpose of this filing is to register two initial series of the Trust.

The Trust intends to file a pre-effective amendment to the Registration Statement in order to add other exhibits and information necessary to complete the Registration Statement and to respond to staff comments that might be received with respect to this filing.  It is not anticipated that the Trust will initiate a public offering of its shares, or otherwise gather more than de minimus assets prior to March 2007.  Accordingly, the Trust and the proposed distributor of its shares anticipate requesting at a later date that the effectiveness of the Registration Statement be accelerated.

No fees are required in connection with this filing.  Please contact me at 202.261.3451 or Anthony Zacharski at 860.524.3937 with any questions or comments regarding the attached.

Very truly yours,

/s/ Julien Bourgeois

Julien Bourgeois